UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-08788
SIERRA PACIFIC RESOURCES
(Exact name of registrant as specified in its charter)
P.O. Box 10100 (6100 Neil Road)
Reno, Nevada 89520-0024 (89511)
(775) 834-3600
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Common Stock Purchase Rights
(Title of each class of securities covered by this Form)
Common Stock, par value $1.00 per share
Premium Income Equity Securities (PIES)
7.803% Senior Notes due 2012
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 0
Pursuant to the requirements of the Securities Exchange Act of 1934, Sierra Pacific Resources has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.
Dated: December 22, 2005

SIERRA PACIFIC RESOURCES
By:	/s/ John E. Brown
John E. Brown
Controller